HART & HART, LLC
                                ATTORNEYS AT LAW
                             1624 Washington Street
                                Denver, CO 80203

William T. Hart, P.C.              ________                   harttrinen@aol.com
Will Hart                       (303) 839-0061               Fax: (303) 839-5414


                                 January 2, 2014


Jeffrey Gordon
Securities and Exchange Commission
100 F Street, N.E., Stop 4631
Washington, D.C. 20549

      Re:   Flexible Solutions International, Inc.


     This office represents Flexible Solutions International, Inc. The Company plans to respond to the staff's letter dated December 16, 2013 by January 10, 2014.

     If you should have any questions concerning the foregoing, please do not hesitate to contact the undersigned.

                                Very Truly Yours,

                                HART & HART, LLC

                                    /s/ William T. Hart
                                By
                                   William Hart